SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Multiplayer Online Dragon, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

62547F 106

(CUSIP Number)

Dragon Acquisitions LLC

989 Tahoe Blvd., Unit 64L

Incline Village, Nevada 89541

916-838-8833

(Name, Address, and Telephone Number of Person Authorized
to Receive Notices and Communications)

With a copy to:

Mark C. Lee, Esq.

Greenberg Traurig, LLP

1201 K Street, Suite 1100

Sacramento, California 95814

May 19, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 62547F 106

1		NAME OF REPORTING PERSONS Dragon Acquisitions LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☑ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) PF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Wyoming
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 96,996,000 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 96,996,000 (1)
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 96,996,000 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 99.9959% (2)
14		TYPE OF REPORTING PERSON (See Instructions) OO

(1)	Includes 1,996,000 shares that Dragon Acquisitions LLC has the option to purchase from certain shareholders of the Issuer.
(2)	Based on 97,000,000 shares outstanding on May 19, 2014.

CUSIP No. 62547F 106

1		NAME OF REPORTING PERSONS William J. Delgado
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☑ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) PF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 96,996,000 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 96,996,0000 (1)
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 96,996,000 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 99.9959%
14		TYPE OF REPORTING PERSON (See Instructions) IN

(3)	Includes 1,996,000 shares that Dragon Acquisitions LLC has the option to purchase from certain shareholders of the Issuer.
(4)	Based on 97,000,000 shares outstanding on May 19, 2014.

CUSIP No. 62547F 106

Item 1.	Security and Issuer

This Schedule 13D relates to the shares of common stock, $0.0001 par value (“Common Stock”), of Multiplayer Online Dragon, Inc. (the “Issuer”). The principal executive offices of the Issuer are located at 9477 Greenback Lane, Suite 524A, Folsom, California 95630.

Item 2.	Identity and Background

(a)           This Schedule 13D is being jointly filed by the following persons (collectively, the “Reporting Persons”): (i) Dragon Acquisitions LLC, a Wyoming limited liability company (“Dragon LLC”), and (ii) William J. Delgado (“Delgado”), an individual. Delgado is the sole member and holder of all of the outstanding membership interests of Dragon LLC. As a result of the foregoing, Delgado may be deemed beneficially to own the securities of the Issuer owned by Dragon LLC.

The Reporting Persons have entered into a Joint Filing Agreement dated as of May 19, 2014, a copy of which is attached as Exhibit A, pursuant to which the Reporting Persons have agreed to file this Schedule 13D jointly.

(b)           The principal office of Dragon LLC is located at 989 Tahoe Blvd., Unit 64L, Incline Village, Nevada 89541. The principal business of Dragon LLC is investments.

The business address of Delgado is c/o Multiplayer Online Dragon, Inc., 9477 Greenback Lane, Suite 524A, Folsom, California 95630.

(c)           Delgado is the sole member of the Issuer. The address of the Issuer is 9477 Greenback Lane, Suite 524A, Folsom, California 95630.

(d)           During the last five years neither of the Reporting Persons has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           During the last five years neither of the Reporting Persons was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

(f)           The individual Reporting Person is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration

Dragon LLC acquired 95,000,000 shares (the “Shares”) of the Issuer’s Common Stock in private transactions pursuant to certain Stock Purchase Agreements dated as of May 19, 2014 (collectively, the “Stock Purchase Agreements”), each by and among Dragon LLC and certain shareholders of the Issuer. Dragon LLC also entered into certain Purchase Option Agreements dated as of May 19, 2014 (collectively, the “Option Agreements”), each by and between Dragon LLC and certain shareholders of the Issuer, pursuant to which Dragon LLC has the option to purchase an aggregate of 1,996,000 shares (the “Option Shares”) of Common Stock at any time until six months after the effective date of the Option Agreements. The transactions contemplated by the Stock Purchase Agreements and the Option Agreements closed on May 19, 2014.

CUSIP No. 62547F 106

Item 4.	Purpose of the Transaction

Dragon LLC purchased the Shares pursuant to the Stock Purchase Agreements. Dragon LLC has the option to purchase the Option Shares pursuant to the Option Agreements. In connection with these acquisitions, Mr. William J. Delgado was appointed as President, Secretary and Treasurer of the Issuer and was appointed as the director of the Company.

Subject to on going evaluation, except as set forth above, each of the Reporting Persons has no current plans or proposals which relate to or would result in any of the following:

(a)           The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)           An extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Issuer or any of its subsidiaries;

(c)           A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)           Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)           Any material change in the present capitalization or dividend policy of the Issuer;

(f)           Any other material change in the Issuer’s business or corporate structure, including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

(g)           Changes in the Issuer’s charter, bylaws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

(h)           Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)           A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

(j)           Any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer

(a)           Dragon LLC beneficially owns 96,996,000 shares of Common Stock, which represent approximately 99.9959% of the outstanding shares of Common Stock. By reason of being the sole member and holder of all of the outstanding membership interests of Dragon LLC, Delgado may be deemed to beneficially own 96,996,000 shares of Common Stock, which represent approximately 99.9959% of the outstanding shares of Common Stock.

(b)           Dragon LLC has the sole power to vote and sole power to dispose of 96,996,000 shares of Common Stock, which represent approximately 99.9959% of the outstanding shares of Common Stock. By reason of being the sole member and holder of all of the outstanding membership interests of Dragon LLC, Delgado may be deemed to have sole power to vote and dispose of 96,996,000 shares of Common Stock, which represent approximately 99.9959% of the outstanding shares of Common Stock.

CUSIP No. 62547F 106

(c)           No transactions in the Issuer’s Common Stock were effected during the past 60 days by the Reporting Persons except as set forth in Item 3 above.

(d)           Dragon LLC and William J. Delgado have the right to receive, and the power to direct the receipt of dividends from, and the proceeds from the sale of, the Shares. The current owners of the Option Shares have the right to receive, and the power to direct the receipt of dividends from, and the proceeds from the sale of, the Option Shares.

(e)           Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Reference is made to the transaction stated in Item 3 above.

Item 7.	Material to be Filed as Exhibits

Exhibit A - Joint Filing Agreement dated as of May 19, 2014.

Exhibit B - Form of Non-Affiliate Stock Purchase Agreement.

Exhibit C - Form of Affiliate Stock Purchase Agreement.

Exhibit D - Form of Purchase Option Agreement.

CUSIP No. 62547F 106

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Dated: May 19, 2014	DRAGON ACQUISITIONS LLC

	By:	/s/ William J. Delgado
William J. Delgado, Authorized Representative

/s/ William J. Delgado
William J. Delgado

CUSIP No. 62547F 106

EXHIBIT A

JOINT FILING AGREEMENT

Dated as of May 19, 2014

In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, each of the undersigned hereby agrees to the joint filing on behalf of each of the undersigned of a Schedule 13D (including any and all amendments thereto) with respect to the shares of common stock, par value $0.0001 per share, of Multiplayer Online Dragon, Inc., a Nevada corporation, and that this Joint Filing Agreement may be included as an Exhibit to such joint filing.

Each of the undersigned agrees that each party hereto is responsible for the timely filing of such Schedule 13D (including any and all amendments thereto) and for the completeness and accuracy of the information concerning such party contained therein, provided that no party is responsible for the completeness and accuracy of the information concerning any other party, unless such party actually knows that such information is incorrect. Each party will indemnify the other parties for any incompleteness or inaccuracy in such information concerning the indemnifying party.

Dated: May 19, 2014	DRAGON ACQUISITIONS LLC

	By:	/s/ William J. Delgado
William J. Delgado, Authorized Representative

/s/ William J. Delgado
William J. Delgado

EXHIBIT B

STOCK PURCHASE AGREEMENT

(NON-AFFILIATE)

THIS AGREEMENT made the ___day of April, 2014 between:

Certain Shareholders of MULTIPLAYER ONLINE DRAGON, INC., a Nevada corporation the “Company”) listed in Exhibit “A” hereto (each a “Seller” and collectively, the “Sellers”)

and

Dragon Acquisitions LLC, a Wyoming limited liability company (the “Purchaser”).

WHEREAS:

A.	The Sellers collectively own [_______] shares of common stock, par value $0.0001 per share, of the Company (the "Purchased Shares"); and

B.	The Sellers desire to sell to the Purchaser the Purchased Shares on the terms set forth herein.

IN CONSIDERATION of the premises, representations, warranties and covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

Item 1.            Purchase and Sale

1.1.           Each Seller agrees to sell, and Purchaser agrees to purchase from each Seller, the Purchased Shares set forth opposite such Seller’s name on Exhibit “A” hereto, for a purchase price per share of $0.015, representing a total purchase price of $[_____]. Payment shall be in U.S. Dollars, in the form of cash or bank wire as follows. An amount of $[____] in good funds delivered and cleared to Sellers’ account via WILLIAM R. BARKER, PA (“Escrow Agent”) (account information as provided by separate communiqué’).

1.2.           In exchange for payment of the purchase price at closing, each Seller agrees to deliver to Purchaser, share certificates representing such Purchased Shares of stock, along with Irrevocable Stock Powers, duly endorsed for transfer by such Seller.

1.3           The obligation of Purchaser to consummate the transactions contemplated herein is subject to the filing by the Company, prior to the Closing, of an Amendment to the Quarterly Report on Form 10-Q/A for the fiscal quarter ended December 31, 2013 and an Amendment to the Annual Report on Form 10-K/A for the fiscal year ended March 31, 2014, both in form and substance satisfactory to the Purchaser.

1.4.            The Closing contemplated hereby will occur on or before the 31st day of April, 2014.

Item 2.            Representations and Warranties of each Seller

Each Seller represents and warrants to the Purchaser that:

1.	Such Seller is the sole legal and beneficial owner of the Purchased Shares set forth opposite such Seller’s name on Exhibit “A” hereto and on the Closing Date, such Seller shall transfer to the Purchaser such Purchased Shares free and clear of all liens, restrictions, covenants or adverse claims of any kind or character;
2.	such Seller has the legal power and authority to execute and deliver this Agreement and all other documents required to be executed and delivered by such Seller hereunder and to consummate the transactions contemplated hereby; and
3.	such Seller has appointed Zenaido Manalo as its true and lawful attorney-in-fact and Zenaido Manalo has full authority to execute and deliver this Agreement for and on behalf of such Seller.

Item 3.            Representations and Warranties of the Purchaser

The Purchaser represents and warrants to each Seller that the Purchaser:

(a)	is acquiring the Purchased Shares solely for investment for his or her own account and not with a view to, or for, resale in connection with any distribution within the meaning of any federal securities act, state securities act or any other applicable federal or state laws;
(b)	understands the speculative nature and risks of investments associated with the Purchased Shares, and confirms that the Purchased Shares would be suitable and consistent with its investment program; that its financial position enables it to bear the risks of this investment; and, that there is no public market for the Purchased Shares; and
(c)	has sufficient knowledge and experience in financial matters to evaluate the merits and risks of this investment and further, the Purchaser is capable of reading and interpreting financial statements.

4.            Indemnification

4.1           Each Seller hereby agrees to indemnify and hold harmless the Purchaser, the Company and their respective affiliates (the “Indemnified Parties”) from and against any losses, claims, damages or liabilities (“Losses”) to which the Indemnified Parties may become subject insofar as such Losses arise out of or are based upon taxes, real property leases, or equipment leases payable by or for which the Company has the primary liability, or any Losses incurred by the Indemnified Parties, with respect to or arising from (i) any breach of any representation or warranty of such Seller as contained herein, or (ii) the breach of any covenant or agreement of such Seller as contained herein. Damages of the Purchaser are not limited to the amounts received from such Seller hereunder but will include the Indemnified Parties’ actual cost of any claim and full costs of negotiations and for defense.

5.            Miscellaneous

5.1           The parties hereto acknowledge that they have obtained independent legal advice with respect to this Agreement and acknowledge that they fully understand the provisions of this Agreement.

5.2           This Agreement will be governed by and construed in accordance with the laws of the State of Nevada. The parties hereby attorn to the jurisdiction of the courts Clark County, Nevada with respect to any legal proceedings arising from or related to this Agreement.

5.3           This Agreement may be executed in several counterparts, each of which will be deemed to be an original and all of which will together constitute one and the same instrument.

5.4           Delivery of an executed copy of this Agreement by electronic facsimile transmission or other means of electronic communication capable of producing a printed copy will be deemed to be execution and delivery of this Agreement as of the date set forth on page one of this Agreement.

Each of the parties hereto has executed this Agreement to be effective as of the day and year first above written.

SELLERS:

________________________________

As attorney-in-fact to the Sellers

listed in attached Exhibit “A”

PURCHASER:

Dragon Acquisitions LLC

By: ____________________________
Name: William Delgado
Title: Authorized Representative

EXHIBIT C

Affiliate STOCK purchase Agreement

THIS AFFILIATE STOCK PURCHASE AGREEMENT (“Agreement”) is made as of the ____ day of April 2014, by and between BRENNER FAMILY HOLDING CORP. and DRAGON ACQUISITIONS LLC, a Wyoming limited liability company (“Purchaser”) as to 80,000,000 shares of MULTIPLAYER ONLINE DRAGON, INC., a Nevada corporation (the “Company”).

RECITALS

WHEREAS, the Seller is the owner of 80,000,000 restricted shares of common stock of the Company (the “Purchased Shares”); and

WHEREAS, the Seller desires to sell to the Purchaser the Purchased Shares on the terms set forth herein.

            In consideration of the premises, representations, warranties and covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

1.                          Purchase and Sale AND CLOSING

1.1                        The Seller hereby agrees to sell, assign, transfer and deliver to the Purchaser, and the Purchaser hereby agrees to purchase from the Seller, the Purchased Shares for an aggregate purchase price of EIGHTY THOUSAND and no/100 U.S. Dollars ($80,000) (the "Purchase Price") payable on the Closing Date (as defined below). Payment shall be in U.S. Dollars, in the form of bank wire as follows. An amount of $80,000 in good funds delivered and cleared to Seller’s account via WILLIAM R. BARKER, PA (“Escrow Agent”) (account information as provided by separate communiqué’).

1.2                       Closing. The closing (“Closing”) of the transactions contemplated hereby will occur on, or, before the 31st day of April, 2014 (the “Closing Date”).

1.3                       Condition to Closing. The obligation of Purchaser to consummate the transactions contemplated herein is subject to the filing by the Company, prior to the Closing, of an Amendment to the Quarterly Report on Form 10-Q/A for the fiscal quarter ended December 31, 2013 and an Amendment to the Annual Report on Form 10-K/A for the fiscal year ended March 31, 2014, both in form and substance satisfactory to the Purchaser.

2.                          REPRESENTATIONS AND WARRANTIES OF the SELLER

2.1                        The Seller warrants, covenants and represents to the Purchaser with the intention of inducing the Purchaser to enter into this Agreement that:

(a)	the Seller is the sole legal and beneficial owner of the Purchased Shares and on the Closing Date, the Seller shall transfer to the Purchaser the Purchased Shares free and clear of all liens, restrictions, covenants or adverse claims of any kind or character;

(b)	the Seller has the legal power and authority to execute and deliver this Agreement and all other documents required to be executed and delivered by the Seller hereunder and to consummate the transactions contemplated hereby; and

(c)	the Seller is, or has been during the past ninety (90) days, an officer, director, 10% or greater shareholder or "affiliate" of the Company, as that term is defined in Rule 144 promulgated under the United States Securities Act of 1933, as amended (the "Securities Act");

(d)	to the best of the knowledge, information and belief of the Seller there are no circumstances that may result in any material adverse effect to the Company or the value of the Purchased Shares that are now in existence or may hereafter arise;

(e)	as of the Closing Date the Seller shall not be indebted to the Company and the Company shall not be indebted to the Seller;

(f)	the Seller does not now, nor will it prior to or on the Closing Date, own, either directly or indirectly, or exercise direction or control over any common shares of the Company other than the Purchased Shares;

(g)	the authorized capital of the Company consists of 300,000,000 common shares, par value $0.0001, of which a total of 97,000,000 common shares have been validly issued, are outstanding and are fully paid and non-assessable, and, 200,000,000 preferred shares, par value $0.0001, of which a total of zero (-0-) preferred shares have been issued or are outstanding;

(h)	no person, firm or corporation has any right, agreement, warrant or option, present or future, contingent or absolute, or any right capable of becoming a right, agreement or option to require the Company to issue any shares in its capital or to convert any securities of the Company or of any other company into shares in the capital of the Company;

(i)	as of the closing, the liabilities of the Company whether accrued, contingent or otherwise, shall be less than $3,000.00; and the Seller will pay any outstanding liability of the Company with the Purchase Price;

(j)	the Company has good and marketable title to all of its assets, and such assets are free and clear of any financial encumbrances not disclosed in the Financial Statements;

(k)	the Company has filed all reports required to be filed by it under the Securities Act and the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”), including pursuant to Section 13(a) or 15(d) of the Exchange Act, (the “SEC Reports”) on a timely basis or has received a valid extension of such time of filing and has filed any such SEC Reports prior to the expiration of any such extension. As of their respective dates, the SEC Reports complied in all material respects with the requirements of the Securities Act and the Exchange Act and the rules and regulations of the United States Securities and Exchange Commission (the “Commission”) promulgated thereunder, and none of the SEC Reports, when filed, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The financial statements of the Company included in the SEC Reports comply in all material respects with applicable accounting requirements and the rules and regulations of the Commission with respect thereto as in effect at the time of filing;

(l)	the Company is not a party to or bound by any agreement or understanding granting registration or anti-dilution rights to any person with respect to any of its equity or debt securities; no person has a right to purchase or acquire or receive any equity or debt security of the Company;

(m)	the Company is in compliance with the applicable provisions of the Sarbanes-Oxley Act of 2002 and the rules and regulations promulgated thereunder;

(n)	contemporaneously herewith, the Seller shall cause the appointment of a representative of the Buyer to the Board of Directors of the Company;

(o)	the Seller shall cause Frank Underhill Sr. to tender his resignation as an officer and a member of the Board of Directors of the Company, to be effective on the Closing Date;

(p)	the Seller agrees to execute and deliver such other documents and to perform such other acts as shall be necessary to effectuate the purposes of this Agreement; and

(q)	there are no claims threatened or against or affecting the Company nor are there any actions, suits, judgments, proceedings or investigations pending or, threatened against or affecting the Company, at law or in equity, before or by any Court, administrative agency or other tribunal or any governmental authority or any legal basis for same.

3.                          REPRESENTATIONS AND WARRANTIES OF the purchaser

3.1                        The Purchaser represents and warrants to the Seller that the Purchaser:

(a)	has the legal power and authority to execute and deliver this Agreement and to consummate the transactions hereby contemplated; and

(b)	is acquiring the Purchased Shares as principal for the Purchaser's own account, for investment purposes only, and not with a view to, or for, resale, distribution or fractionalisation thereof, in whole or in part, and no other person has a direct or indirect beneficial interest in the Purchased Shares.

4.                          INDEMNIFICATION

4.1                        The Seller hereby agrees to indemnify and hold harmless the Purchaser, the Company and their respective affiliates (the “Indemnified Parties”) from and against any losses, claims, damages or liabilities (“Losses”) to which the Indemnified Parties may become subject insofar as such Losses arise out of or are based upon taxes, real property leases, or equipment leases payable by or for which the Company has the primary liability, or any Losses incurred by the Indemnified Parties with respect to or arising from (i) any breach of any of the representations and warranties of the Seller as contained herein, or (ii) the breach of any covenant or agreement of the Seller as contained herein. Damages of the Purchaser are not limited to the amount received from the Seller hereunder but will include the Purchaser’s or Company’s actual cost of any claim and full costs of negotiations and for defence.

5.	POST-CLOSING SEC REPORTS

5.1                        The Purchaser hereby agrees that it shall, subsequent to the Closing Date, file any and all necessary SEC Reports, including but not limited to any 8-K, quarterly, annual or any other SEC Report.

6.                          MISCELLANEOUS

6.1                        The parties hereto acknowledge that they have obtained independent legal advice with respect to this Agreement and acknowledge that they fully understand the provisions of this Agreement.

6.2                        Unless otherwise provided, all dollar amounts referred to in this Agreement are in United States dollars.

6.3                        There are no representations, warranties, collateral agreements, or conditions concerning the subject matter of this Agreement except as herein specified.

6.4                        This Agreement will be governed by and construed in accordance with the laws of the State of Nevada. The parties hereby attorn to the jurisdiction of the courts Clark County, Nevada with respect to any legal proceedings arising from or related to this Agreement.

6.5                        The representations and warranties of the parties contained in this Agreement shall survive the closing of the purchase and sale of the Purchased Shares and shall continue in full force and effect for a period of one year; except the representation and warranty of Seller in Section 2.1(a), which shall survive indefinitely.

6.7                        This Agreement may be executed in several counterparts, each of which will be deemed to be an original and all of which will together constitute one and the same instrument.

6.8                        Delivery of an executed copy of this Agreement by electronic facsimile transmission or other means of electronic communication capable of producing a printed copy will be deemed to be execution and delivery of this Agreement as of the date set forth on page one of this Agreement.

        Each of the parties hereto has executed this Agreement to be effective as of the day and year first above written.

SELLER:

BRENNER FAMILY HOLDING CORP.

By:

Its:

PURCHASER:		DRAGON ACQUISITIONS LLC

By:
William Delgado

	Its:	Authorized Representative

EXHIBIT D

PURCHASE OPTION AGREEMENT

This Purchase Option Agreement (“Option Agreement”) is entered into by and between [_______] (the “Optionor”) and Dragon Acquisitions LLC, a Wyoming limited liability company (the “Optionee”), dated as of April _, 2014 (the “Effective Date”).

WHEREAS, Optionor desires to grant to the Optionee an option to purchase [_____] shares (the “Shares”) of common stock, par value $0.0001, of Multiplayer Online Dragon, Inc., a Nevada corporation (the “Company”) owned by Optionor on the terms and subject to the conditions set forth in this Option Agreement.

NOW, THEREFORE, in consideration of the mutual covenants contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereby agree as follows:

1.           Purchase Option. As of the Effective Date, Optionor hereby grants to the Optionee an exclusive option to purchase the Shares in accordance with the terms and conditions set forth herein (the “Purchase Option”). Optionee shall be permitted to assign this Purchase Option to any entity in which Optionee or its partners own at least a majority of the outstanding equity interests Under no circumstances shall Optionee be required to exercise this Purchase Option at any time or for any reason. As consideration for the grant of the Purchase Option, Optionee shall pay to Optionor $10.00 upon full execution of this Option Agreement.

2.           Notice of Exercise. If the Optionee, in the Optionee’s sole discretion, chooses to exercise the Purchase Option, the Optionee shall provide written notice (the “Option Notice”) of the Optionee’s intent to purchase the Shares to Optionor during the Term (as defined below) and, subject to payment of the Purchase Price (as defined below), Optionor shall deliver the Shares to Optionee in a manner to be agreed upon by the parties. If the Optionee fails to exercise the Purchase Option by delivering the Option Notice during the Term, including any extensions thereto, then the Purchase Option and the rights of the Optionee in connection thereto will automatically and immediately terminate without notice.

3.           Term. The Purchase Option shall expire six months after the Effective Date, and such period may be extended upon the mutual written consent of the parties hereto (the “Term”).

4.           Purchase Price. The purchase price for the Shares (“Purchase Price”) purchased by the Optionee upon exercise of Optionee’s Purchase Option shall be $0.50 per Share or $[_______] in the aggregate.

5.           Lock-Up Agreement. Upon the expiration of the Term, Optionor shall deliver to the Optionee an executed lock-up agreement, in the form attached hereto as Exhibit A.

6.           Binding Effect. This Option Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective heirs, successors and assigns, except that the Optionor may not assign any of its rights hereunder without the prior written consent of Optionee (which may be granted or withheld in Optionee’s sole and absolute discretion).

7.           Amendment. This Option Agreement may not be amended, supplemented or modified in whole or in part except by an instrument in writing signed by the party against whom enforcement of any such amendment, supplement or modification is sought.

8.           Notices. Any notice, request or other document required or permitted to be given under this Option Agreement shall be in writing and shall be deemed given (a) upon delivery, if delivered by hand, (b) three (3) days after the date of deposit in the mail, postage prepaid, if mailed by U.S. certified or registered mail, or (c) on the next business day, if sent by prepaid overnight courier service, in each case, to the addresses set forth for Optionor and the Optionee in signature pages hereto. In computing the number of days for purposes of this Option Agreement, all days shall be counted, including Saturdays, Sundays and holidays; provided, however, if the final day of any time period falls on a Saturday, Sunday or holiday on which federal banks in the United States are or may elect to be closed, then the final day shall be deemed to be the next day which is not Saturday, Sunday or such holiday. Any party may change the address to which notice shall be sent by giving notice of such change of address to the other party in the manner provided above.

9.           Waivers. The failure or delay of any party to enforce any provision of this Option Agreement shall in no way affect the right of such party to enforce the same or any other provision of this Option Agreement. The waiver by any party of any breach of any provision of this Option Agreement shall not be construed as a waiver by such party of any succeeding breach of such provision or a waiver by such party of a breach of any other provision. The granting of any consent or approval by any party in any one instance shall not be construed to waive or limit the need for such consent or approval in any other or subsequent instance.

10.           Governing Law and Jurisdiction. This Option Agreement shall be construed in accordance with the laws of the State of California applicable to contracts executed and to be wholly performed within such State. Each party hereby irrevocably and unconditionally consents and submits to the exclusive jurisdiction of the courts of the State of California sitting in Sacramento County, California, and of the United States District Court for the Eastern District of California for any actions, suits or proceedings arising out of or relating to this Option Agreement and the transactions contemplated hereby and each party agrees not to commence any action, suit or proceeding relating thereto except in such courts. Each party further agrees that any service of process, summons, notice or document by U.S. registered mail to its address set forth herein shall be effective service of process for any action, suit or proceeding brought against it in any such court. Each party irrevocably and unconditionally waives any objection to the laying of venue of any action, suit or proceeding arising out of this Option Agreement or the transactions contemplated hereby in such courts, and irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any action, suit or proceeding brought in any such court has been brought in an inconvenient forum.

11.           Severability. If any term or provision of this Option Agreement shall be determined by a court of competent jurisdiction to be illegal, invalid or unenforceable for any reason, the remaining provisions of this Option Agreement shall remain enforceable and the invalid, illegal or unenforceable provisions shall be modified so as to be valid and enforceable and shall be enforced.

12.           Counterparts. This Option Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which taken together shall constitute one and the same instrument.

13.           Attorneys’ Fees. In any action or proceeding brought to enforce any provision of this Option Agreement, the prevailing party shall be entitled to recover reasonable attorneys’ fees and costs from the other party to the action or proceeding. For purposes of this Option Agreement, the “prevailing party” shall be deemed to be that party who obtains substantially the result sought, whether by settlement, mediation, judgment or otherwise, and “attorneys’ fees” shall include, without limitation, the actual attorneys’ fees incurred in retaining counsel for advice, negotiations, suit, appeal or other legal proceeding, including mediation and arbitration.

IN WITNESS WHEREOF, the parties have executed this Option Agreement as of the day and year first written above.

Optionor:

[_________]

Optionee:

DRAGON ACQUISITIONS LLC

By:
William Delgado, Authorized Representative
9477 Greenback Lane
Suite 524A
Folsom, CA 95630

EXHIBIT A

FORM OF LOCK-UP AGREEMENT

_______, 2014

Dragon Acquisitions LLC

9477 Greenback Lane

Suite 524A

Folsom, CA 95630

Ladies and Gentlemen:

In connection with the Purchase Option Agreement (the “Agreement”), dated as of April _, 2014 (the “Effective Date”) between [________] (“Optionor”) and Dragon Acquisitions LLC, a Wyoming limited liability company (“Optionee”), the Optionor is the current owner of [_______] shares of restricted common stock, par value $0.0001 (the “Common Stock”) of Multiplayer Online Dragon, Inc., a Nevada corporation (the “Company”).

The Optionor agrees that, without the prior written consent of the Optionee, the Optionor will not, directly or indirectly, offer, sell, pledge, contract to sell (including any short sale), grant any option to purchase or otherwise dispose of any shares of Common Stock (including, without limitation, shares of Common Stock of the Company which may be deemed to be beneficially owned by the Optionor on the date hereof in accordance with the rules and regulations of the Securities and Exchange Commission (“SEC”), shares of Common Stock which may be issued upon exercise of a stock option or warrant and any other security convertible into or exchangeable for Common Stock) or enter into any Hedging Transaction (as defined below) relating to the Common Stock (each of the foregoing referred to as a “Disposition”) for a period of one (1) year from the date hereof. The foregoing restriction is expressly intended to preclude the Optionor from engaging in any Hedging Transaction or other transaction which is designed to or reasonably expected to lead to or result in a Disposition during such one (1) year period even if the securities would be disposed of by someone other than the Optionor. “Hedging Transaction” means any short sale (whether or not against the box) or any purchase, sale or grant of any right (including, without limitation, any put or call option) with respect to any security (other than a broad-based market basket or index) that includes, relates to or derives any significant part of its value from the Common Stock. The Company may impose stop-transfer instructions with respect to the securities subject to the foregoing restrictions until the end of said one (1) year period.

Notwithstanding the foregoing, the Optionor may transfer (a) shares of Common Stock acquired in open market transactions by the Optionor after the date first set forth above, and (b) any or all of the shares of Common Stock or other Company securities if the transfer is (i) by gift, will or intestacy, (ii) to any custodian or trustee for the account of the Optionor or the Optionor’s immediate family, (iii) by distribution to partners, members or shareholders of the Optionor, or (iv) to any affiliates of the Optionor; provided, however, that in the case of a transfer pursuant to clause (b) above, it shall be a condition to the transfer that the transferee execute an agreement stating that the transferee is receiving and holding the securities subject to the provisions of this Lock-Up Agreement.

The Optionor agrees that (i) with respect to any shares of Common Stock or other Company securities for which the Optionor is the record holder, cause the transfer agent for the Company to note stop transfer instructions with respect to such securities on the transfer books and records of the Company, and (ii) with respect to any shares of Common Stock or other Company securities for which the Optionor is the beneficial holder but not the record holder, cause the record holder of such securities to cause the transfer agent for the Company to note stop transfer instructions with respect to such securities on the transfer books and records of the Company.

The Optionor hereby agrees that, to the extent that the terms of this Lock-Up Agreement conflict with or are in any way inconsistent with any agreement to which the Optionor and the Optionee may be a party, this Lock-Up Agreement supersedes such agreement.

The Optionor hereby represents and warrants that the Optionor has full power and authority to enter into this Lock-Up Agreement. All authority herein conferred or agreed to be conferred shall survive the death or incapacity of the Optionor and any obligations of the Optionor shall be binding upon the successors and assigns of the Optionor.

[_________]

Acknowledged and Agreed Upon By:

DRAGON ACQUISITIONS LLC

___________________________________

Bill Delgado, Authorized Representative